

SEC 03053029 OMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46844

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PURSHE KAPLAN STERLING INVESTMENTS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 CORPORATE WOODS BLVD.
(No. and Street)

ALBANY (City) NEW YORK (State) 12211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. PETER PURCELL 518-436-3536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SLOCUM DEANGELUS & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

974 ALBANY-SHAKER ROAD (Address) LATHAM, (City) NEW YORK (State) 12211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. PETER PURCELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PURSHE KAPLAN STERLING INVESTMENTS, as of MARCH 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NO EXCEPTIONS -

Signature

CEO

Title

Notary Public

LAURA M. GANTENBEIN
Notary Public, State of New York
No. 01GA4972811
Qualified in Saratoga County
Commission Expires 10-9-2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- NONE ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- NONE ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING

FINANCIAL STATEMENTS

MARCH 31, 2003 AND 2002

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING

TABLE OF CONTENTS

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.393.1395 • FAX: 518.393.1392
E-MAIL: ldd@slocumdeangelus.com

SCHENECTADY PRINCIPAL
LAWRENCE D. DICOCCO

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 22 2003
DIVISION OF MARKET REGULATION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Saratoga 21st, Ltd.
d/b/a Purshe Kaplan Sterling
Albany, New York

We have audited the accompanying statements of financial condition of Saratoga 21st, Ltd. D/B/A Purshe Kaplan Sterling (a New York corporation) as of March 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, cash flows and supplementary income statement schedules for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saratoga 21st, Ltd. d/b/a Purshe Kaplan Sterling as of March 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Slocum DeAngelus & Associates, P.C.

May 9, 2003
Albany, New York

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 196,590	$ 63,540
Receivables -		
Clearing broker	55,405	89,509
Direct commissions	50,152	34,673
Other	4,000	5,844
Prepaid expenses	-0-	1,234
Total current assets	306,147	194,800
CASH DEPOSITED WITH CLEARING BROKER	50,000	50,000
SECURITY DEPOSITS	22,689	22,979
TOTAL ASSETS	$ 378,836	$ 267,779

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 121,369	$ 122,221
Advance from Parent Company	60,000	-0-
Income taxes payable	3,022	425
Total current liabilities	184,391	122,646
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, 200 shares no par value authorized, issued and outstanding	10,000	10,000
Additional paid in capital	29,028	29,028
Retained earnings	155,417	106,105
Total stockholder's equity	194,445	145,133
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 378,836	$ 267,779

The accompanying notes are an integral part of the financial statements.

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	2003	2002
REVENUES		
Principal trades	$ 1,736,311	$ 1,629,793
Mutual fund commissions	1,775,311	1,392,442
Agency commissions	419,200	312,605
Gross wrap fees	346,825	177,543
Interest income and other	7,118	18,330
Total revenues	4,284,765	3,530,713
Less – Sales adjustments	(22,359)	(53,472)
Total revenues, net	4,262,406	3,477,241
COST OF REVENUES (Supplementary schedule)	2,882,788	2,296,985
GROSS PROFIT	1,379,618	1,180,256
OPERATING EXPENSES		
Facilities, service and management	443,333	515,321
Rent	300,466	249,634
Administrative payroll and benefits	488,674	382,333
General and administrative (Supplementary schedule)	94,811	67,917
Total operating expenses	1,327,284	1,215,205
NET INCOME (LOSS) FROM OPERATIONS	52,334	(34,949)
PROVISION FOR TAXES	3,022	425
NET INCOME (LOSS)	$ 49,312	$ (35,374)

The accompanying notes are an integral part of the financial statements.

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance-March 31, 2001	$ 10,000	$ 29,028	$ 141,479	$ 180,507
Net income (loss)	-	-	(35,374)	(35,374)
Balance-March 31, 2002	$ 10,000	$ 29,028	$ 106,105	$ 145,133
Net income	-	-	49,312	49,312
Balance-March 31, 2003	$ 10,000	$ 29,028	$ 155,417	$ 194,445

The accompanying notes are an integral part of the financial statements.

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

CASH FLOWS FROM OPERATING ACTIVITIES	2003	2002
Net income (loss)	$ 49,312	$ (35,374)
Adjustments to reconcile net income to net cash provided by operations:		
(Increase) decrease in:		
Receivables -		
Clearing broker	34,104	(23,444)
Direct commissions	(15,479)	14,606
Other	1,844	(4,344)
Prepaid expenses	1,234	(70)
Prepaid income taxes	-0-	13,835
Deposits	290	(13,012)
Increase (decrease) in:		
Accounts payable and accrued expenses	(852)	23,813
Income taxes payable	2,597	425
Advance from Parent Company	60,000	-0-
Net cash provided (used) by operating activities	$ 133,050	$ (23,565)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 133,050	$ (23,565)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	63,540	87,105
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 196,590	$ 63,540

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

INCOME TAXES PAID	2003	2002
Provision for income taxes per statement of income	$ 3,022	$ 425
Adjustments related to income tax payable	(2,597)	(14,260)
TOTAL INCOME TAXES PAID (REFUNDED)	$ 425	$ (13,835)

The accompanying notes are an integral part of the financial statements.

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING
SUPPLEMENTARY INCOME STATEMENT SCHEDULES
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	2003	2002
COST OF REVENUES		
Clearing and execution	$ 531,648	$ 317,385
Sales salaries	1,687,119	1,596,138
Payroll taxes and benefits	168,599	132,597
Retirement plan	45,412	38,701
Outside investment managers	178,739	102,511
Independent agent commissions	170,082	43,296
Insurance – Errors and omissions	51,346	36,912
Fees and regulatory	49,843	29,445
Total cost of revenues	$ 2,882,788	$ 2,296,985
GENERAL AND ADMINISTRATIVE		
Communications and technology	$ 60,129	$ 35,110
Insurance	11,354	18,314
Office expense	18,446	7,733
Professional fees	3,023	5,075
Data processing	1,829	1,344
Bank fees	30	341
Total general and administrative	$ 94,811	$ 67,917

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Saratoga 21st, Ltd. d/b/a Purshe Kaplan Sterling, (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF OPERATIONS

The Company is a broker/dealer of securities registered under the Securities Exchange Act of 1934. The Company clears all of its customers' transactions through National Financial Services, LLC, another registered broker/dealer, on a fully disclosed basis. The Company has deposited $ 50,000 pursuant to its clearing agreement with National Financial Services, LLC.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company", a New York State limited liability company).

METHOD OF ACCOUNTING

Revenues and related broker expenses are recorded on a trade date basis.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Money market fund cash balances are included as cash and cash equivalents.

USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

INCOME TAXES

The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. This accounting policy reflects the application of Statements of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

(2) INCOME TAXES

The Company provides for income taxes using the applicable statutory rates. The components of income taxes for the years ended March 31, 2003 and 2002 are as follows:

	2003	2002
Current tax expense	$ 11,186	$ 425
Less – Utilization of net operating loss	(8,164)	-0-
Provision for income taxes	$ 3,022	$ 425

The accompanying notes are an integral part of the financial statements.

(2) INCOME TAXES (CONTINUED)

The Company fully utilized available net operating losses of $ 38,735 in 2003 to reduce its taxable income. The benefit amounted to $ 8,164. No such carryovers remain to be utilized.

(3) COMMITMENTS

The Company is headquartered in Albany, New York, and leases other facilities in New York State. All locations are leased under the terms of non-cancelable operating leases.

Location	Expiration Date	Base Annual Rent
Albany, New York	October 31, 2008	$ 253,210
Middletown, New York	February 28, 2007	60,566
Argyle, New York	July 31, 2003	9,120
		$ 322,896

The Albany, New York lease reflects the new base rate effective October 2003.

The future aggregate minimum rental payments under all leases are as follows:

Year Ended March 31,	Amount
2004	$ 301,841
2005	313,766
2006	313,766
2007	308,719
2008	253,210

(4) RETIREMENT PLAN

In 1998, the Company adopted a 401(K) retirement plan for the benefit of its employees. Contributions to the plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the plan amounted to $ 45,412 and $ 38,701 in 2003 and 2002, respectively.

(5) RELATED PARTY TRANSACTIONS

The Company pays its Parent Company fees to cover management and other costs that the Parent incurs on the Company's behalf. Total fees charged to the Company amounted to $ 443,333 and $ 515,321 in 2003 and 2002, respectively. The unpaid portion of these costs amounted to $ 60,000 and $ -0- in 2003 and 2002, respectively, and are classified as an Advance from Parent Company.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital of $ 5,000. Additionally, aggregate indebtedness cannot exceed 1500% of net capital.

(6) NET CAPITAL REQUIREMENTS (CONTINUED).

	2003	2002
Computed net capital	$ 151,210	$ 103,003
Aggregate indebtedness	122%	119%

The Company is exempt from Rule 15c3-3 subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

The Company is under contractual obligation with its clearing broker to maintain net capital of $ 100,000. Lines of credit with a principal stockholder of the Company's Parent are in place to assure compliance with this requirement.

(7) LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

As of March 31, 2003 and 2002, the Company had no liabilities subordinated to the claims of creditors. As a result, the accompanying financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of Creditors.

(8) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses, which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.393.1395 • FAX: 518.393.1392
E-MAIL: ldd@slocumdeangelus.com

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

SCHENECTADY PRINCIPAL
LAWRENCE D. DICOCCO

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Saratoga 21st, Ltd.
d/b/a Purshe Kaplan Sterling
Albany, New York

We have audited the accompanying financial statements of Saratoga 21st, Ltd. D/B/A Purshe Kaplan Sterling as of and for the years ended March 31, 2003 and 2002, and have issued our report thereon dated May 9, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slocum DeAngelus & Associates, P.C.

May 9, 2003
Albany, New York

SARATOGA 21ST, LTD.
D/B/A PURSHE KAPLAN STERLING
SUPPLEMENTARY FINANCIAL INFORMATION
MARCH 31, 2003 AND 2002

EXHIBIT I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

	2003	2002
Total stockholder's equity	$ 194,445	$ 145,133
Deductions - Non-allowable assets		
Commissions receivable, outstanding over 30 days	14,260	10,747
Other receivables	4,000	5,844
Prepaid items	-0-	-0-
Security deposits	22,689	22,979
Funds reserved for regulatory fees	-0-	1,234
Total deductions	40,949	40,804
Net capital before haircuts on money market accounts	153,496	104,329
Haircuts on money market accounts	2,286	1,326
Net capital	151,210	103,003
Net capital requirement (Based on aggregate indebtedness if greater than $ 5,000)	12,293	8,176
Excess net capital	$ 138,917	$ 94,827

AGGREGATE INDEBTEDNESS

	2003	2002
Accounts payable and accrued expenses	$ 181,369	$ 122,221
Income tax payable	3,022	425
Total aggregate indebtedness	$ 184,391	$ 122,646
Ratio of aggregate indebtedness to net capital	1.22 to 1	1.19 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of March 31, 2003 and 2002)

	2003	2002
Net capital, as reported in Company's Report	$ 151,210	$ 103,003
Differences	-0-	-0-
Net capital under Rule 15c 3-1, audited	$ 151,210	$ 103,003

The accompanying notes are an integral part of the financial statements.

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.393.1395 • FAX: 518.393.1392
E-MAIL: ldd@slocumdeangelus.com

SCHENECTADY PRINCIPAL
LAWRENCE D. DICOCCO

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Saratoga 21st, Ltd.
d/b/a Purshe Kaplan Sterling
Albany, New York

In planning and performing our audits of the financial statements of Saratoga 21st, Ltd. D/B/A Purshe Kaplan Sterling (the "Company") for the years ended March 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions required by Rule 15c3-3. Our study revealed that Saratoga 21st, Ltd. d/b/a Purshe Kaplan Sterling was in compliance with the conditions of the exemption and that no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and establishing the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered y the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedure that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Slocum DeAngelus & Associates, P.C

May 9, 2003
Albany, New York